May 12, 2009

Harvest Energy Trust
Harvest Operations Corp.
2100, 330 - 5th Avenue SW
Calgary, AB T2P 0L4

Dear Sirs:

Re:

Offering of Trust Units of Harvest Energy Trust

CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Raymond James Ltd. (collectively, the "Underwriters") understand that Harvest Energy Trust (the "Trust") proposes to issue and sell 16,000,000 trust units (the "Firm Units") of the Trust.

Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, and not jointly, offer to purchase from the Trust in the respective percentages set forth in paragraph 13.1 hereof, and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Firm Units at a price of $7.30 per Firm Unit, being an aggregate purchase price of $116,800,000, which purchase price shall be payable by the Underwriters at the Closing Time.

The Trust hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase, at the Underwriters' election, up to an additional 2,400,000 Trust Units (the "Over-Allotment Units") from the Trust at a price of $7.30 per Over-Allotment Unit, which Over-Allotment Option shall be exercisable from time to time, in whole or in part, and at any time during the period commencing on the Closing Date (as hereinafter defined) and ending on the date that is 30 days from the Closing Date for the purpose of covering over-allotments, if any, and for market stabilization purposes. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in paragraph 13.1 hereof, and the Trust hereby agrees to issue and sell such number of Over-Allotment Units to the Underwriters at the purchase price of $7.30 per Over-Allotment Unit.

In consideration of the Underwriters' agreement to purchase the Offered Units (as hereinafter defined) and to offer them to the public, which agreement will result from the Trust's acceptance of this offer, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay to the Underwriters at the Closing Time a fee of $0.365 per Trust Unit (the "Underwriting Fee"), against receipt of the purchase price for the Offered Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods & Services Tax provided for in the Excise Tax Act (Canada) ("GST") as any taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

This agreement shall be subject to the following terms and conditions:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement:

(a)	"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B 9, as amended, including the regulations promulgated thereunder;

(b)	"Additional Closing Date" has the meaning ascribed thereto in Section 8.1(b);

(c)	"Additional Closing Time" has the meaning ascribed thereto in Section 8.1(b);

(d)

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and Harvest Operations pursuant to which Harvest Operations provides certain administration and advisory services in connection with the Trust;

(e)

"agreement", "hereto", "herein", "hereunder", "hereof" and similar expressions refer to the agreement resulting from the acceptance by the Trust and Harvest Operations of this offer and not to any particular section or other portion of this agreement;

(f)	"ASC" means the Alberta Securities Commission;

(g)	"business day" means a day which is not a Saturday or Sunday or a legal holiday in the Province of Alberta;

(h)	"Canadian Securities Laws" means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

(i)	"Closing" means the completion of the issue and sale by the Trust and the purchase by the Underwriters of the Offered Units pursuant to this agreement;

(j)	"Closing Date" means June 4, 2009, or such other date no later than June 30, 2009 as the Underwriters and the Trust and Harvest Operations may agree upon in writing;

(k)	"Closing Time" means 6:30 a.m. (Calgary time) on the Closing Date or such other time on such date as the Underwriters and the Trust and Harvest Operations may agree upon;

(l)	"Co-Lead Underwriters" means CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc.;

(m)	"CNG Trust" means Calpine Natural Gas Trust, a trust organized under the laws of the Province of Alberta, wholly owned by the Trust;

(n)	"9% Debentures Due 2009" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

(o)	"8% Debentures Due 2009" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

(p)	"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

(q)	"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the VERT Arrangement;

(r)	"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013;

(s)	"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

(t)	"7.50% Debentures Due 2015" means the 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015;

(u)

"Debentures" means, collectively, the 9% Debentures Due 2009, the 8% Debentures Due 2009, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures Due 2014 and the 7.50% Debentures Due 2015;

(v)

"Debenture Indenture" means, collectively, the trust indenture dated January 29, 2004, a first supplemental indenture dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006, a fourth supplemental indenture dated February 1, 2007 and a fifth supplemental indenture dated April 25, 2008, each among the Trust, Harvest Operations and Valiant Trust Company and the trust indenture dated January 15, 2003 and a supplemental indenture dated October 20, 2005 between VERT and Computershare Trust Company of Canada;

(w)

"Debenture Trustee" means, as applicable, the trustee of the 9% Debentures Due 2009, 8% Debentures Due 2009, 6.5% Debentures Due 2010, 7.25% Debentures Due 2013, 7.25% Debentures Due 2014 and 7.50% Debentures Due 2015, Valiant Trust Company or the trustee of the 6.40% Debentures due 2012, Computershare Trust Company of Canada;

(x)	"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement;

(y)

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties;

(z)	"distribution" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under applicable Canadian Securities Laws;

(aa)	"Distribution Period" means the period from the date hereof to the completion of the distribution of the Offered Units;

(bb)	"Documents" means, collectively, the documents incorporated by reference in the Prospectus and any Subsequent Disclosure Documents including, without limitation:

(i) the annual information form of the Trust dated March 27, 2009;

(ii) the Financial Statements;

(iii)	the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2008;

(iv)	the management's discussion and analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2009; and

(v)	the proxy statement and information circular of the Trust dated March 24, 2009 for the annual and special meeting of securityholders of the Trust to be held on May 19, 2009;

(cc)

"Financial Statements" means, collectively: (i) the audited consolidated balance sheets of the Trust as at December 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), unitholders' equity and cash flows for the years then ended, together with the notes thereto and the auditors' report thereon; and (ii) the unaudited interim consolidated balance sheets of the Trust as at March 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income, unitholders' equity and cash flows for the three months then ended;

(dd)	"GLJ" means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

(ee)	"Harvest Entities" means, collectively and taken as a whole, the Trust, Harvest Operations and the Operating Subsidiaries and "Harvest Entity" means any one of them;

(ff)	"Harvest Operations" means the Trust's wholly owned subsidiary, Harvest Operations Corp.;

(gg)	"HBT1" or "Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly owned by the Trust;

(hh)	"HBT2" or "Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly owned by the Trust;

(ii)	"HRGP" means Harvest Refining General Partnership, a general partnership established under the laws of the Province of Alberta, owned 99% by the Trust and 1% by CNG Trust;

(jj)	"Independent Reserve Engineering Evaluators" means McDaniel and GLJ independent oil and natural gas reservoir engineers of Calgary, Alberta;

(kk)

"material adverse effect" means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonable be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of the Trust taken as a whole;

(ll)

"Material Agreements" means, collectively, the Administration Agreement, the Direct Royalties Sale Agreements, the Debenture Indenture, the NPI Agreements, the Supply and Offtake Agreement and, the Trust Indenture;

(mm)	"material change", "material fact" and "misrepresentation" have the meanings attributed thereto under applicable Canadian Securities Laws;

(nn)	"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

(oo)	"North Atlantic" means North Atlantic Refining Limited Partnership which owns the Refinery and related marketing division;

(pp)

"NPI Agreements" means, collectively, the net profit interest agreement dated January 1, 2007 between Harvest Operations and the Trust, the net profit interest agreement dated January 1, 2005 between HBT1 and the Trust as amended, the net profit interest agreement dated March 1, 2007 between Harvest Reveal Inc. and the Trust and the net profit interest agreement dated August 16, 2007 between Harvest Grand Inc. and the Trust and "NPI Agreement" means any one of these agreements, as applicable;

(qq)	"Offered Units" means collectively, the Firm Units and the Over-Allotment Units;

(rr)

"Operating Subsidiaries" means, collectively, Harvest Operations, REP, Breeze Resource Partnership, HBT1, HBT2, Hay River Partnership, and HRGP (and all direct and indirect wholly-owned subsidiaries of HRGP), each a direct or indirect wholly-owned subsidiary of the Trust other than REP in respect of which the Trust, indirectly, holds a 60% interest, and "Operating Subsidiary" means any of Harvest Operations, REP, Breeze Resource Partnership, HBT1, HBT2, Hay River Partnership, or HRGP (or any direct or indirect wholly-owned subsidiary of HRGP), as applicable;

(ss)	"Ordinary Trust Units" means the ordinary trust units of the Trust created, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

(tt)

"Preliminary Prospectus" means the English and French language versions (unless the context otherwise requires) of the preliminary short form prospectus of the Trust to be dated May 15, 2009 relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(uu)

"Prospectus" means the English and French language versions (unless the context otherwise requires) of the (final) short form prospectus of the Trust relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(vv)

"Prospectus Amendment" means the English and French language versions (unless the context otherwise requires) of any amendment to the Preliminary Prospectus or the Prospectus, other than merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(ww)

"Prospectus Review Procedures" means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202, Process for Prospectus Reviews in Multiple Jurisdictions, of the Securities Commissions and Multilateral Instrument 11-102, Passport System, of the Securities Commissions (other than Ontario);

(xx)	"Provinces" means the provinces of Canada;

(yy)

"Public Record" means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Prospectus, any Subsequent Disclosure Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Canadian Securities Laws;

(zz)	"Refinery" means the 115,000 barrel per day medium gravity sour crude hydrocracking refinery located at Placentia Bay, Newfoundland owned by North Atlantic;

(aaa)	"REP" means Redearth Partnership, a partnership established under the laws of the Province of Alberta, a 60% interest of which is owned by Harvest Operations;

(bbb)	"SEC" means the United States Securities and Exchange Commission;

(ccc)	"Securities Commissions" means the securities commissions or other securities regulatory authorities in the Provinces;

(ddd)	"SIFT Rules" means the specified investment flow-through rules in Canadian income tax law;

(eee)	"Special Trust Units" means the special trust units of the Trust created, issued and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

(fff)	"Special Voting Unit" means a special voting unit of the Trust;

(ggg)

"Subsequent Disclosure Documents" means any financial statements, information circulars, annual information forms, material change reports, press releases, management's discussion and analyses, business acquisition reports or other documents filed by the Trust after the date of this agreement and before the end of the Distribution Period which are, or are deemed to be, incorporated by reference into the Preliminary Prospectus, the Prospectus or any Prospectus Amendment;

(hhh)	"subsidiary" has the meaning assigned thereto in the Securities Act (Alberta);

(iii)	"Supply and Offtake Agreement" means the supply and offtake agreement dated October 19, 2006 between North Atlantic Refining Limited and Vitol Refining S.A.;

(jjj)	"Tax Act" means the Income Tax Act (Canada);

(kkk)

"Trust Indenture" means the fifth amended and restated trust indenture dated May 20, 2008 between the Trustee and Harvest Operations as such indenture may be further amended by supplemental indentures from time to time;

(lll)	"Trust Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units;

(mmm)	"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

(nnn)

"U.S. Memorandum" means the U.S. Private Placement Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Units in the United States and referred to in Schedule "A" hereto; and

(ooo)	"VERT" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta.

Other terms which are defined elsewhere in this agreement have the meanings so ascribed.

2.	FILING OF PROSPECTUS

2.1

The Trust represents and warrants that it is eligible to file a short form prospectus under National Instrument 44-101, Short Form Prospectus Distributions, of the Securities Commissions, for the distribution of the Offered Units.

2.2	The Trust shall:

(a)

prepare and file the Preliminary Prospectus and other documents required under the Canadian Securities Laws with the Securities Commissions pursuant to the Prospectus Review Procedures not later than 5:00 p.m. (Calgary time) on May 15, 2009, and obtain a preliminary receipt dated not later than May 19, 2009 from the ASC, as principal regulator, under the Prospectus Review Procedures evidencing that a receipt has been issued for the Preliminary Prospectus in each Province;

(b)

forthwith after any comments with respect to the Preliminary Prospectus have been received from and resolved with the ASC, as principal regulator on behalf of the Securities Commissions (and received from and resolved with the Ontario Securities Commission ("OSC") if the OSC opts out of the dual review of the Preliminary Prospectus), but not later than May 28, 2009 (or such later date as may be agreed to in writing by the Trust and Harvest Operations and the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters):

	(i)	prepare and file the Prospectus and other documents required under the Canadian Securities Laws with the Securities Commissions pursuant to the Prospectus Review Procedures; and

	(ii)	obtain a final receipt from the ASC, as principal regulator, under the Prospectus Review Procedures evidencing that a receipt has been issued for the Prospectus in each Province;

and otherwise fulfill all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c)

during the Distribution Period, promptly take all additional steps and proceedings that from time to time may be required under the Canadian Securities Laws to continue to qualify the Offered Units for distribution in each of the Provinces or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution and to qualify the Offered Units for sale in transactions exempt from registration under the United States Securities Act of 1933 (the "U.S. Act") and for sale internationally as permitted by applicable laws.

2.3

Prior to the filing of each of the Preliminary Prospectus and the Prospectus and, during the Distribution Period, prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Trust and Harvest Operations shall have allowed the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the U.S. Memorandum) and to have reviewed any documents incorporated by reference therein.

2.4

During the Distribution Period, the Trust and Harvest Operations shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable each of the Underwriters to execute responsibly the certificates required to be executed by it in the Preliminary Prospectus, the Prospectus and in any Prospectus Amendment which without limitation may include the holding of a "due diligence" meeting immediately prior to the Closing Time and Additional Closing Time, as applicable, with representatives of the Trust, Harvest Operations, their outside counsel, their independent reserve engineers and any firm of chartered accountants which have audited or otherwise reported on any financial statements or information included in or incorporated by reference into the Prospectus or any Prospectus Amendment.

3.

DELIVERY OF PROSPECTUS AND RELATED DOCUMENTS

3.1

The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

	(i)	copies of the Preliminary Prospectus and the Prospectus, as the case may be, signed as required by the Canadian Securities Laws;

	(ii)	copies of the U.S. Memorandum if required by the Underwriters; and

	(iii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b)

as soon as they are available, copies of any Subsequent Disclosure Documents and any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by the Canadian Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c)	at the respective times of delivery to the Underwriters pursuant to this section 3.1 of the French language version of the Preliminary Prospectus and Prospectus:

(i)

an opinion of counsel in Québec addressed to the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version thereof and of any documents incorporated therein by reference (except for any financial statements or financial information which is the subject of the opinion of the auditors referred to below, as to which no opinion need be expressed by Québec counsel and except for any documents that have not been translated as of the date of the Preliminary Prospectus) is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(ii)

an opinion of the Trust's auditors addressed to the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version of the financial statements and financial information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(d)

at the time of delivery of the Prospectus to the Underwriters pursuant to this section 3.1, a comfort letter from KPMG LLP, being the auditors of the Trust, such comfort letter to be dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information relating to the Trust contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Canadian Securities Laws; and at the time any Subsequent Disclosure Document is filed, a similar comfort letter shall be delivered by the auditors with respect to the financial and accounting information in such Subsequent Disclosure Document, which comfort letter shall be based on a review by such auditors having a cut-off date of no more than two business days prior to the date of such comfort letter.

3.2

The delivery by the Trust to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute a representation and warranty to the Underwriters by each of the Trust and Harvest Operations that:

(a)

the information and statements contained in the Preliminary Prospectus or the Prospectus, as the case may be, (except any information and statements relating solely to and provided by the Underwriters) constitutes full, true and plain disclosure of all material facts relating to the Offered Units; and

(b)	the Preliminary Prospectus or the Prospectus, as the case may be, does not contain a misrepresentation.

Such representations and warranties shall be true and correct at the time of filing of the Prospectus and at the Closing Time with the same force and effect as if made at and as of the time of such filing and the Closing Time, as applicable. Such delivery shall also constitute the consent of each of the Trust and Harvest Operations to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Offered Units in the Provinces.

4.

COMMERCIAL COPIES OF PROSPECTUS

4.1

The Trust shall cause to be delivered to the Underwriters, as soon as practicable and in any event (a) by the end of the second business day following the date of the filing of the Preliminary Prospectus and (b) by 12:00 p.m. (local time) on the second business day following the date of the filing of the Prospectus, as the case may be, with the Securities Commissions, at offices in the cities of Vancouver, Calgary, Toronto and Montreal designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus and the Prospectus previously specified by the Underwriters in writing to the Trust.

4.2

The Trust shall from time to time deliver to the Underwriters as soon as practicable at the offices in the cities of Vancouver, Calgary, Toronto and Montreal designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Preliminary Prospectus, the Prospectus, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

5.

DISTRIBUTION OF OFFERED UNITS

5.1

The Underwriters shall offer the Offered Units for sale to the public, directly in the Provinces upon the terms and conditions set forth in the Prospectus, any Prospectus Amendment and this agreement and only in compliance with applicable Canadian Securities Laws and may, subject to the terms of this agreement, offer the Offered Units for sale in the United States solely in the manner contemplated by Schedule "A" attached hereto. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Units under the laws of any jurisdiction other than the Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions and do not include any Directed Selling Efforts as described in Schedule "A". For purposes of this section 5, the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision document issued by the ASC under the Prospectus Review Procedures) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete the distribution of the Offered Units as soon as possible after the Closing Time or the Additional Closing Time (as hereinafter defined), as applicable.

5.2

The Underwriters will notify the Trust when the Underwriters have ceased distribution of the Offered Units and shall, as soon as practicable, provide the Trust with a breakdown of the number of Offered Units distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to Securities Commissions, and forthwith upon completion of the distribution of the Offered Units provide to the Securities Commissions notice to that effect, if required by applicable Canadian Securities Laws.

5.3

Notwithstanding the foregoing provisions of this section 5, no Underwriter shall be liable to the Trust or Harvest Operations as a result of the violation by another Underwriter under this section 5 if the former Underwriter is not also in default.

6.

MATERIAL CHANGES

6.1

During the Distribution Period, the Trust and Harvest Operations shall promptly notify the Underwriters in writing, with full particulars, of:

(a)

any change (actual, contemplated or threatened) in the business, affairs, (financial or otherwise) operations, assets, liabilities (contingent or otherwise), capital or ownership of any Harvest Entity;

(b)

any fact or change which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment had the fact or change arisen or been discovered on or prior to the date of such document;

(c)	any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment; or

(d)	the occurrence or discovery of any other fact or event;

which change, fact or event (i) is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus, any Subsequent Disclosure Document or any Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Canadian Securities Laws, or (ii) would reasonably be expected to have a significant effect on the market price or value of the Offered Units. Each of the Trust and Harvest Operations shall in good faith discuss with the Underwriters any change, fact or event (actual or proposed) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.3.

6.2

During the Distribution Period, the Trust will promptly inform the Underwriters of the full particulars of:

(a)	any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any part of the Public Record or for any additional information;

(b)

the issuance by any Securities Commission or similar regulatory authority, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c)

the receipt by the Trust or Harvest Operations of any communication from any Securities Commission or similar regulatory authority, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, any other part of the Public Record or the distribution of the Offered Units.

6.3

The Trust shall promptly comply with all applicable filing and other requirements, if any, under the Canadian Securities Laws arising as a result of any change, event or circumstance referred to in section 6.1, and shall prepare and file under all applicable Canadian Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Canadian Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Canadian Securities Laws; provided that the Trust or Harvest Operations shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment and each Subsequent Disclosure Document in the English and French languages as filed with the Securities Commissions, and opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in subsection 3.1(c) and (d) above.

6.4

The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Trust and Harvest Operations with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in section 3.2 above. Such representation and warranty shall be true and correct at the time of filing of the Prospectus Amendment or Subsequent Disclosure Document as applicable and at the Closing Time or Additional Closing Time, as applicable, with the same force and effect as if made at and as of the time of filing such document and the Closing Time, or Additional Closing Time, as applicable. Such delivery shall also constitute the consent of the Trust and Harvest Operations to the use of the Prospectus Amendment or Subsequent Disclosure Document, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Offered Units in the Provinces.

6.5

During the Distribution Period, the Trust will allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public.

7.

REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1

Each of the Trust and Harvest Operations jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Units, that:

(a)

each of the Harvest Entities has been duly created and organized and is validly existing under the laws of the Province of Alberta, Harvest Operations is validly registered as an extra-provincial Corporation under the laws of British Columbia and North Atlantic Refining Limited and North Atlantic Refining Limited Partnership have been validly created, formed or organized, as applicable, and are validly existing under the laws of the Province of Newfoundland and Labrador.

(b)

each of the Harvest Entities has all requisite corporate, trust or partnership power and authority, as applicable, to carry on its business or affairs as now conducted by it and to own, lease and operate its properties and assets;

(c)

(i) the Trust is the direct and indirect beneficial owner of all of the outstanding common shares of Harvest Operations and North Atlantic and all of the outstanding trust units of HBT1 and HBT2; (ii) HBT1 and HBT2 are the only partners of each of Breeze Resource Partnership and Hay River Partnership; (iii) the Trust and Calpine Natural Gas Trust are the only partners of Harvest Refining General Partnership; and (iv) Harvest Operations owns a 60% interest in REP;

(d)

the Trust is authorized to issue an unlimited number of Ordinary Trust Units, Special Trust Units and Special Voting Units, of which 161,873,449 Ordinary Trust Units, nil Special Trust Units and nil Special Voting Unit are issued and outstanding as at May 14, 2009;

(e)

no person holds any securities convertible or exchangeable into securities of any Harvest Entity or has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued trust units, shares, warrants, partnership units or other securities of any Harvest Entity, except for (i) unit appreciation rights, and Trust Units which may be issued upon exercise of unit appreciation rights pursuant to the Trust's Trust Unit Rights Incentive Plan, (ii) awards, and Trust Units which may be issued upon the payment of awards, pursuant to the Trust's Unit Award Incentive Plan, (iii) trust units which may be issued pursuant to the Trust's premium distribution, distribution reinvestment and optional trust unit purchase plan, and (iv) Trust Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the 9% Debentures Due 2009, the 8% Debentures Due 2009, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures Due 2014 and the 7.50% Debentures Due 2015;

(f)

the Trust has the requisite power and authority to issue the Offered Units at the Closing Date and the Additional Closing Date, as applicable, upon receipt by the Trust of the purchase price therefor, the Offered Units will be duly and validly issued as fully paid and non-assessable;

(g)	Harvest Operations has the necessary corporate power and authority to execute the Preliminary Prospectus, the Prospectus and any Prospectus Amendment on behalf of the Trust;

(h)

Harvest Operations has the necessary corporate power and authority to execute this agreement in its own capacity and in its capacity as administrator of the Trust, as applicable, and each of the Trust and Harvest Operations has the necessary trust or corporate power and authority to perform its obligations hereunder and to carry out the transactions contemplated hereby (including, without limitation in the case of the Trust, to issue the Offered Units issuable hereunder), and this agreement has been duly authorized, executed and delivered by each of the Trust and Harvest Operations, and such agreement constitutes a legal, valid and binding obligation of each of the Trust and Harvest Operations enforceable in accordance with its terms subject to the general qualifications set forth in the opinion of counsel to the Harvest Entities to be delivered pursuant to paragraph 9.1(f);

(i)

the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(j)

except as set out in the Financial Statements, as described in the Prospectus or as incurred in the ordinary course of business, neither the Trust nor any of the Operating Subsidiaries has outstanding any bonds, debentures, notes, mortgages or, subsequent to December 31, 2008, other indebtedness for borrowed money which are material to the Trust and the Operating Subsidiaries considered as a whole and, neither the Trust nor any of the Operating Subsidiaries has agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness for borrowed money.

(k)	subsequent to December 31, 2008, other than has been publicly disclosed and filed on a non-confidential basis with the Securities Commissions:

	(i)	there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Harvest Entities; and

	(ii)	the Trust and the Operating Subsidiaries have carried on business or conducted their affairs, as applicable, in the ordinary course;

(l)

other than as disclosed in the Financial Statements, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any of the Trust or its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of such persons or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Units;

(m)

except as disclosed in the Public Record, no material acquisitions or dispositions have been made by any Harvest Entity in the three most recently completed fiscal years, and none of the Harvest Entities is party to any contract with respect to any transaction that constitutes or would constitute a "significant acquisition" or a "significant probable acquisition", in each case that would require disclosure in the Prospectus under Canadian Securities Laws;

(n)

except as may be disclosed in the Preliminary Prospectus or the Prospectus, there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of any Harvest Entity) pending or, to the knowledge of Harvest Operations, threatened against or affecting any Harvest Entity at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely or may materially adversely affect the business, operations or condition of the Harvest Entities (financial or otherwise) or their property or assets or which questions or may question the validity of the issuance of the Offered Units, or any action taken or to be taken by the Trust, or Harvest Operations pursuant to or in connection with this agreement;

(o)	except as disclosed in the Financial Statements, none of the Harvest Entities has any material contingent liabilities or any material tax liabilities;

(p)

the Trust is a mutual fund trust under the Tax Act and the Trust has conducted and will conduct its affairs so as to continue to qualify as a mutual fund trust under the Tax Act, including by (i) limiting its activities to investing the property of the Trust in property in which a mutual fund trust is permitted by the Tax Act to invest; and (ii) ensuring that all or substantially all of the Trust's property continually consists of property other than property that would be taxable Canadian property if the definition of "taxable Canadian property" in subsection 248(1) of the Tax Act were read without referring to paragraph (b) of that definition; and, without limiting the generality of the foregoing, the Trust is in compliance with Section 3.11 of the Trust Indenture;

(q)

for purposes of the SIFT Rules, the Trust's market capitalization as of October 31, 2006 was $3.7 billion and the Trust's remaining "safe harbour" amount prior to the public offering of the Offered Units is in excess of $2.3 billion;

(r)

the Trust has not exceeded its "safe harbour" limits for any period pursuant to the SIFT Rules and will not, as a result of completing the public offering of the Offered Units, exceed its "safe harbour" limits immediately following completion of such offering;

(s)

at all times since the creation of the Trust all or substantially all of the Trust's property was property other than property that would be taxable Canadian property if the definition of "taxable Canadian property" in subsection 248(1) of the Tax Act were read without referring to paragraph (b) of that definition;

(t)

the execution and delivery of this agreement, the performance by the Trust and Harvest Operations of their obligations hereunder, and the sale and delivery of the Offered Units by the Trust at the Closing Time and the Additional Closing Time, as applicable, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

	(i)	any statute, rule or regulation applicable to any Harvest Entity;

(ii)

any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders, partners or unitholders, as applicable, of any Harvest Entity which are in effect as at the date hereof;

(iii)

any terms, conditions or provisions of any indenture, agreement or instrument (including the Material Agreements) to which any Harvest Entity is a party or by which any of them are contractually bound as at the date hereof or the Closing Date; or

(iv)	any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding any Harvest Entity or its properties or assets;

except for any such breach or conflict which would not have a material adverse effect on the Harvest Entities and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of any Harvest Entity pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which any Harvest Entity is a party or by which it is bound or to which any of the property or assets of any Harvest Entity is subject except for any such lien, charge or encumbrance which would not have a material adverse effect on the Harvest Entities;

(u)

except such as shall have been made or obtained at or before the Closing Time under the Canadian Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance, as applicable, by each of the Trust and Harvest Operations of this agreement, the sale of the Offered Units as contemplated herein or the consummation by the Trust of the transactions contemplated herein;

(v)

no Harvest Entity has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is any Harvest Entity otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is currently proposed to be conducted, or to own, lease and operate its properties other than any such restriction or requirement that would not have a material adverse effect on the Harvest Entities;

(w)

each Harvest Entity has conducted and is conducting its business or conducting its affairs, as applicable, in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business or conducts its affairs and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business or conducts its affairs necessary to carry on its business or conduct its affairs as now conducted, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(x)

no Harvest Entity is in violation of its constating documents (including, where applicable, the Material Agreements) or by-laws and no Harvest Entity is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject, except for any violation or default which would not have a material adverse effect on the Harvest Entities;

(y)

the Trust is a reporting issuer not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Canadian Securities Laws of each of the other Provinces and the Trust has timely filed all forms and reports required to be filed by it with the SEC for the last 12 months;

(z)	the Trust Units have attributes substantially as set forth in the Prospectus;

(aa)

the issued and outstanding Trust Units of the Trust are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange and, subject to compliance by the Trust with applicable listing conditions, the Offered Units will be listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange;

(bb)	Valiant Trust Company at its principal office in the city of Calgary, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units;

(cc)	The Debenture Trustee is the duly appointed trustee with respect to the Debentures, as applicable;

(dd)

the minute books of each Harvest Entity, as applicable, contain full, true and correct copies of the constating documents of such entities and, at the Closing Time, will contain copies of all material minutes of all meetings and all consent resolutions of the directors (including any committees of the board of directors), partners and shareholders of such entities, as applicable, and all such meetings were duly called and properly held and all such resolutions were properly adopted except to the extent that any such failure could not reasonably be expected to have a materially adverse effect on the Harvest Entities;

(ee)

each of the Material Agreements has been duly authorized and executed by the parties thereto and is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms (subject to the general qualifications that enforceability may be limited by bankruptcy, insolvency or other laws affecting creditor's rights generally and that equitable remedies, including the remedies of the specific performance and injunctive relief, are available only in the discretion of the applicable court), and each Harvest Entity which is a party to any such agreement is in compliance with the terms of such agreements;

(ff)

it has no reason to believe that the reports of the Independent Reserves Engineering Evaluators effective as of December 31, 2008, evaluating, collectively, 100% of the Trust's reserves of light, medium and heavy oil, natural gas liquids and natural gas and the net present value of future net production revenues attributable to the properties of the Trust as of December 31, 2008 (collectively, the "Trust's Reserves Report") and if applicable, any other reserve evaluation reports or other reports which may be, or be deemed to be, included or incorporated by reference in the Prospectus, whether in addition to or as a replacement of the Trust's Reserves Report were not accurate in all material respects as at the effective date of such reports, and, except for any impact of changes in commodity prices, which may or may not be material, it has no knowledge of a material adverse change in the production, costs, prices, reserves, estimates of future net production revenues or other relevant information from that disclosed in the reports, and the Trust and Harvest Operations made available to the Independent Reserves Engineering Evaluators, prior to the issuance of the Trust's Reserves Report, for the purpose of preparing such report, all information requested by Independent Reserves Engineering Evaluators, which information does not contain a misrepresentation;

(gg)

neither the Trust nor Harvest Operations is aware of any defects, failures or impairments in the title of the Harvest Entities to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production or throughput volumes of the Harvest Entities; or (iii) the current cash flow of the Harvest Entities;

(hh)	at the date of the Trust's Reserves Report, such report did not overstate the aggregate quantity of pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(ii)

other than as disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Harvest Entity, nor has any Harvest Entity been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations any of which might reasonably be expected to materially adversely affect the business of the Harvest Entities;

(jj)

no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge of the Trust or Harvest Operations, is contemplated or threatened; and

(kk)

with such exceptions as are not material to the Harvest Entities, each Harvest Entity has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by any Harvest Entity and to the knowledge of Harvest Operations there are no actions, suits, proceedings, investigations or claims threatened or pending against any Harvest Entity in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

7.2

Each of the Trust and Harvest Operations covenants and agrees with and in favour of the Underwriters that the purchase price for the Offered Units (net of related costs) received by the Trust from the Underwriters will be used for the purposes described in the Prospectus.

7.3

The Trust covenants and agrees with and in favour of the Underwriters that the Trust will not make any distribution to holders of Trust Units for which the record date for determining the holders of Trust Units entitled to such distribution is prior to the Closing Date, other than the previously announced distributions of $0.05 per Trust Unit payable on May 15, 2009 and June 18, 2009 to unitholders of record on April 22, 2009 and May 28, 2009, respectively.

8.

CLOSING

8.1

(a)

The Closing of the purchase and sale of the Firm Units shall take place at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta. Subject to the conditions set forth in section 9, at the Closing Time, the Trust shall deliver to CIBC World Markets Inc., on behalf of the Underwriters, a definitive certificate or certificates representing, in the aggregate, all of the Firm Units registered, in the case of Firm Units subject to (c) below, in the name of CIBC World Markets Inc. or in such other name or names as CIBC World Markets Inc. may notify the Trust of not less than one business day before the Closing Date, against payment by the Underwriters to the Trust of the purchase price therefor, and concurrently the Trust shall pay to the Underwriters the Underwriting Fee (which fees may be set off against the payment by the Underwriters to the Trust of the purchase price for the Firm Units). All payments at the Closing Time shall be made by wire transfer in immediately available Canadian funds.

(b)

The sale of the Over-Allotment Units shall be completed at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta, on the Closing Date or on a date up to 30 days following the Closing Date (the "Additional Closing Date") and at the time ("Additional Closing Time") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Units (provided that in no event shall such time be earlier than the Closing Time or earlier than 2 or later than 10 Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Units). Subject to the conditions set forth in section 9, at the Additional Closing Time, the Trust shall deliver to CIBC World Markets Inc., on behalf of the Underwriters, a definitive certificate or certificates representing, in the aggregate, the number of Over-Allotment Units elected to be purchased by the Underwriters registered, in the case of Over-Allotment Units, in the name of CIBC World Markets Inc. or in such other name or names as CIBC World Markets Inc. may notify the Trust of not less than one business day prior to the Additional Closing Date, against payment by the Underwriters to the Trust of the purchase price for such Over-Allotment Units, and concurrently the Trust shall pay to the Underwriters the Underwriting Fee (which fees may be set off against payment by the Underwriters to the Trust of the purchase price for the Over-Allotment Units) and, except where the aggregate payment is less than $25 million and the Trust and the Underwriters agree to complete such payment by certified cheque or bank draft, all payments at the Additional Closing Time shall be made by wire transfer in immediately available Canadian funds.

9.

CONDITIONS PRECEDENT

9.1

The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this agreement, which conditions each of the Trust and Harvest Operations covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and the Additional Closing Date, as applicable, and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)

at the Closing Time and the Additional Closing Time, as applicable, the Trust shall have delivered to the Underwriters a certificate on behalf of the Trust and Harvest Operations, dated the Closing Date or the Additional Closing Date, as applicable, and signed by the Chief Executive Officer and the Chief Financial Officer of Harvest Operations, or by such other officers as the Underwriters may approve, certifying that:

(i)

the Trust and Harvest Operations have complied with and satisfied in all material respects, all terms, conditions and covenants of this agreement to be complied with or satisfied by them at or prior to the Closing Time or the Additional Closing Time, as applicable;

(ii)

except for changes contemplated by this agreement, the representations and warranties of the Trust and Harvest Operations contained herein, including, without limitation, that contained in Section 3.2 hereof, are true and correct as of the Closing Time or the Additional Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time or the Additional Closing Time, as applicable;

(iii)

no order, ruling or determination having the effect of ceasing trading in the Offered Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened; and

(iv)

there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Harvest Entities, and no event or discovery contemplated by subsection 6.1(a), (b), (c), or (d) has occurred, other than as disclosed in the Prospectus or any Prospectus Amendment and each of the Trust and Harvest Operations have complied fully with Section 6.1, 6.2, 6.3 and 6.4;

(b)

at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Offered Units have been conditionally approved for listing on the Toronto Stock Exchange and the New York Stock Exchange and that the Offered Units will be posted for trading at the opening of trading on the Closing Date;

(c)

at the Closing Time and the Additional Closing Time, as applicable, the Underwriters shall have received a letter of the auditors of the Trust updating the letters referred to in section 3.1(d) above to the Closing Time or the Additional Closing Time, as applicable, such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date or the Additional Closing Date, as applicable;

(d)	the Offered Units shall have attributes substantially as set forth in the Prospectus;

(e)

at the Closing Time and the Additional Closing Time, as applicable, the Underwriters shall have received an appropriate legal opinion, dated the Closing Date or the Additional Closing Date, as applicable, on behalf of the Harvest Entities, from Québec counsel as to compliance with the laws of Québec relating to the use of the French language, which opinion shall be in form and substance satisfactory to the Underwriters' counsel, acting reasonably;

(f)

at the Closing Time and the Additional Closing Time, as applicable, the Underwriters shall have received favourable legal opinions dated the Closing Date or the Additional Closing Date, as applicable, on behalf of the Harvest Entities from Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters from Macleod Dixon LLP, with respect to all such matters as the Underwriters may reasonably request (including, without limitation, the execution, delivery and enforceability of this agreement and the issue of the Offered Units and their offering and sale as contemplated by the Prospectus) and such other certificates and documents as the Underwriters and their counsel may reasonably request;

(g)

if any Offered Units are sold in the United States, at the Closing Time and Additional Closing Time, as applicable, the Underwriters shall have received an appropriate legal opinion dated the Closing Date or the Additional Closing Date, as applicable, of United States counsel to the Trust to the effect that the offer and sale of the Offered Units in the United States does not require registration under the U.S. Securities Act (as defined in Schedule A to this agreement), which opinion shall be in form and substance satisfactory to the Underwriters and Underwriters' counsel, acting reasonably;

(h)

the Underwriters shall be satisfied that no event contemplated by subsection 6.1(a), (b), (c) or (d) shall have occurred, other than as disclosed in the Prospectus, Subsequent Disclosure Document or a Prospectus Amendment, as the case may be; and

(i)	the Underwriters shall have received such other certification, agreements, materials or documents in form and substance satisfactory to the Underwriters as the Underwriters may reasonably request.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Harvest Entities and that the Trust may cause to be delivered opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which counsel for the Trust is qualified to practice, and that all counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

10.

TERMINATION

10.1

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel its obligations under this agreement, without any liability on its part, if:

(a)

prior to the Closing Time or the Additional Closing Time, as applicable, any inquiry, investigation or other proceeding is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any securities regulatory authority, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority, or there is any change of law or the interpretation or administration thereof, which operates to prevent or restrict or suspend or to materially adversely affect the trading in the Offered Units or the distribution of the Offered Units (or any of them) in the Provinces;

(b)

prior to the Closing Time or the Additional Closing Time, as applicable, there shall occur or be discovered any change, fact or event as is contemplated in section 6.1 hereof (other than a change, fact or event related solely to the Underwriters) which in its opinion would reasonably be expected to have a material adverse effect on the market price or value of the Offered Units;

(c)

prior to the Closing Time or the Additional Closing Time, as applicable, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or any other occurrence of any nature whatsoever which, in its opinion, acting reasonably, seriously adversely affects or will seriously adversely affect the financial markets or the business, operations or affairs of the Harvest Entities;

(d)

prior to the Closing Time or the Additional Closing Time, as applicable, there is announced any changes or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Units;

(e)

prior to the Closing Time or the Additional Closing Time, as applicable, the Underwriter shall become aware, as a result of its due diligence review or otherwise, of any material information or fact with respect to any Harvest Entity which had not been publicly disclosed prior to the date of this agreement, which in its opinion, acting reasonably, may seriously adversely affect the value or market price of the Offered Units or the investment quality or marketability of the Offered Units; or

(f)	the Trust or Harvest Operations shall be in breach of default under or non-compliance with any material representation, warranty, term or condition of this agreement.

Any such termination shall be effected by giving written notice to the Trust at any time prior to the Closing Time or the Additional Closing Time, as applicable. In the event of a termination by the Underwriters or any of them pursuant to this section 10.1, there shall be no further liability on the part of such terminating Underwriters, or any one of them, or of the Trust and Harvest Operations to such Underwriters except in respect of the payment of the expenses referred to in section 14 hereof as shall have been incurred as of the time of such termination and in respect of any liability of the Trust and Harvest Operations to such Underwriters which may have arisen or may thereafter arise under sections 12.1 or 12.3 hereof.

11.

CONDITIONS

11.1

All representations, warranties, terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such representations, warranties, terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters or any of them to terminate their obligation to purchase the Offered Units by notice in writing to that effect given to the Trust at or prior to the Closing Time or the Additional Closing Time, as applicable. The Underwriters or any of them may waive in whole or in part or extend the time for compliance with any of such, representations, warranties, terms and conditions without prejudice to its rights in respect of any other of such representations, warranties, terms and conditions or any other breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing.

12.

INDEMNIFICATION

12.1

Each of the Trust and Harvest Operations (collectively, the "Indemnitors"), jointly and severally, covenants and agrees to indemnify and hold harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Units), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(a)

any information or statement (except any information or statement relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, any Subsequent Disclosure Document or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)

any order made or any, investigation or proceeding commenced or threatened by any securities regulatory or other authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus or in any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto, preventing or restricting the trading in or the distribution of the Offered Units in any of the Provinces;

(c)	the breach of any representations, warranties or covenants of the Trust or Harvest Operations contained herein or delivered pursuant hereto; or

(d)

the Trust not complying with any requirement of applicable Canadian Securities Laws or the by-laws, rules or policies of the Toronto Stock Exchange in connection with the transaction contemplated herein;

provided the Indemnitors shall cease to be liable to an Indemnified Party in any such case if and to the extent that a court of competent jurisdiction determines, in a final judgment in a proceeding to which such Indemnified Party was a party, that any such liabilities, claims, demands, losses, costs, damages and expenses were caused by or resulted from the negligence, fraud or willful misconduct of such Indemnified Party or the breach by any such Indemnified Party of any of its covenants herein provided for or of applicable Canadian Securities Laws or other laws in connection with the transaction contemplated herein.

12.2

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 is due in accordance with its terms but is held by a court to be unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitors shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Indemnitors on the one hand and the Underwriters on the other from the distribution of the Offered Units; or

(b)

if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Indemnitors on the one hand and the Underwriters on the other in connection with the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Indemnitors on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Offered Units (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Trust is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitors or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1. The parties agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2.

12.3

If any matter or thing contemplated by this section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Indemnitors and the Underwriters of the nature of such claim (provided that any failure to so notify promptly shall relieve the Indemnitors of liability under this section 12 only to the extent that such failure prejudices the ability of the Indemnitors to defend such claim), and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Indemnitors or any Indemnified Party in  respect of any Indemnified Party without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnitors fail to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnitors; or (iii) the named parties to any such suit or proceeding include both the Indemnified Party on the one hand and any of the Indemnitors on the other and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnitors, acting reasonably, that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case, if such Indemnified Party notifies the Indemnitors in writing that it elects to employ separate counsel at the expense of the Indemnitors, the Indemnitors shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Indemnitors shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties). None of the Indemnitors shall be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Indemnitors to constitute each of the Underwriters as trustees for the Underwriters' respective directors, officers, employees, shareholders and agents of the covenants of the Indemnitors under section 12.1 with respect to the Underwriters' directors, officers, employees, shareholders and agents, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.4

The rights provided in this section 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

13.

OBLIGATIONS OF THE UNDERWRITERS

13.1

The obligations of the Underwriters to purchase the Offered Units at the Closing Time or the Additional Closing Time, as applicable, shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Offered Units respectively set out opposite its name below:

CIBC World Markets Inc.	21.0%
RBC Dominion Securities Inc.	20.0%
Scotia Capital Inc.	20.0%
TD Securities Inc.	20.0%
National Bank Financial Inc.	10.0%
HSBC Securities (Canada) Inc.	5.0%
Canaccord Capital Corporation	1 1/3%
Dundee Securities Corporation	1 1/3%
Raymond James Ltd.	1 1/3%
100.0%

If one or more of the Underwriters fails or refuses to purchase at the Closing Time or the Additional Closing Time, as applicable, its applicable percentage of the Offered Units (other than in accordance with section 10) and the number of such Offered Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 4.5% of the aggregate number of Offered Units to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth above opposite the names of all such non-defaulting Underwriters, to purchase the Offered Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time.

If any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Units at the Closing Time and the number of such securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is greater than 4.5% of the aggregate number Offered Units to be purchased at such time, then the remaining Underwriters shall have the right, but not the obligation, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Offered Units which would otherwise have been purchased by the defaulting Underwriter or Underwriters, and the remaining Underwriters shall also have the right, by notice in writing to the Trust, to postpone the Closing Time or the Additional Closing Time, as applicable, for a period not exceeding five business days to determine whether or not to exercise such right to purchase. In the event that such right is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust.

13.2

Nothing in this section 13 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Firm Units or Over-Allotment Units, as applicable, or shall relieve any Underwriter in default from liability to the Trust or Harvest Operations or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust or Harvest Operations of their obligations under this agreement, there shall be no further liability on the part of the Trust or Harvest Operations to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 12 and 14.

14.

EXPENSES

14.1

Whether or not the public offering of the Offered Units is completed, the Trust will be responsible, subject to paragraph 14.2, for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to the Harvest Entities (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), auditors, transfer agents and outside consultants, filing fees, the costs and expenses of qualifying the Preliminary Prospectus and the Prospectus in each of the Provinces and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

14.2

If the public offering of the Offered Units is not completed due to any reason whatsoever (unless such failure to complete is a result of a breach or default of the Underwriters), including, without limitation, the inability or unwillingness of the Trust or due to any of the Underwriters exercising the termination rights set forth herein, the Trust shall be responsible for the fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and the out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (the "Underwriters' Expenses").

14.3

If the public offering of the Offered Units is completed, the Underwriters shall be responsible for the Underwriters' Expenses.

14.4

If the Underwriters are entitled to reimbursement for Underwriters' Expenses hereunder, the Trust shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses. The Underwriters shall present reasonable evidence of the Underwriters' Expenses to the Trust as soon as is practicable following the termination of the public offering and the Trust shall reimburse the Lead Underwriter, on behalf of the Underwriters, therefor, in accordance with paragraph 14.2, within 30 days of receipt of reasonable evidence of the Underwriters' Expenses.

15.

RESTRICTIONS ON FURTHER ISSUANCES

15.1

During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, neither the Trust, Harvest Operations, any subsidiaries of the Trust nor the executive officers or directors of Harvest Operations shall, directly or indirectly, sell or offer to sell any equity securities of the Trust ("Equity Securities") or otherwise offer to sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Equity Securities or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Equity Securities whether any such transaction is settled by delivery of Equity Securities or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing or as full or partial consideration for arm’s length mergers, acquisitions or transactions of similar nature, in each case without the prior written consent of CIBC World Markets Inc., which consent shall not be unreasonably withheld, with the exception of the grant of unit appreciation rights pursuant to the Trust's Trust Unit Rights Incentive Plan and the issue of Trust Units upon the exercise of rights which have been granted pursuant to such plan, the grant of awards pursuant to the Trust's Unit Award Incentive Plan and the issue of Trust Units upon the payment of awards which have been granted under such plan and the issue of Trust Units pursuant to the Trust's premium distribution, distribution reinvestment and optional trust unit purchase plan, upon the conversion, redemption or maturity of, or interest payments on, the 9% Debentures Due 2009, the 8% Debentures Due 2009, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures due 2014 and the 7.50% Debentures Due 2015. The Trust and Harvest Operations shall cause the executive officers and directors of Harvest Operations to comply with the provisions of this Section 15.1 as if they were parties to this agreement and shall be jointly and severally responsible for a breach by any such executive officer or director of this Section 15.1.

16.

NOTICES

16.1

Any notices or other communication to be given hereunder shall, in the case of notice to the Trust or Harvest Operations, be addressed to Harvest Operations at the address on page 1 hereof (fax no. (403) 265-3490, with a copy to:

Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue SW Calgary, AB T2P 3N9 Attention: Grant Zawalsky Fax No.: (403) 260-0330

and, in the case of notice to the Underwriters, be addressed to each of the Co-Lead Underwriters on behalf of the Underwriters as follows:

CIBC World Markets Inc.	RBC Dominion Securities Inc.
900, 855 – 2nd Street SW	1100, 888 – 3rd Street SW
Calgary, AB T2P 4J7	Calgary, AB T2P 5C5

Attention: Arthur Korpach Fax No.: (403) 260-0524	Attention: Michael Klym Fax No.: (403) 299-6900

Scotia Capital Inc.	TD Securities Inc.
2000, 700 – 2nd Street SW	800, 324 – 8th Avenue SW
Calgary, AB T2P 2W1	Calgary, AB T2P 2Z2

Attention: Craig Langpap Fax No.: (403) 298-4099	Attention: Alec W. G. Clark Fax No.: (403) 292-2776
and to
National Bank Financial Inc.
2802, 450 - 1st Street SW
Calgary, AB T2P 5H1

Attention: Robert B. Wonnacott Fax No.: (403) 265-0543

and to
HSBC Securities (Canada) Inc.
70 York Street, 4th floor
Toronto, ON M5J 1S9

Attention: Rod A. McIsaac Fax No.: (416) 868-5353

and to
Canaccord Capital Corporation
2200, 450-1st Street SW
Calgary, AB T2P 5P8

Attention: Karl B. Staddon Fax No.: (403) 508-3866

and to
Dundee Securities Corporation
3600, 350-7th Avenue SW
Calgary, AB T2P 3N9

Attention: Ali A. Bhojani Fax No.: (403) 264-6331

and to	Raymond James Ltd. 2500, 707 - 8th Street SW Calgary, AB T2P 1H5

Attention: Edward J. Bereznicki Fax No.: (403) 509-0535

with a copy to:	Macleod Dixon LLP 3700, 400 – 3rd Avenue SW Calgary, AB T2P 4H2

Attention: Robert J. Engbloom Fax No.: (403) 264-5973

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile, and shall be deemed to be given at the time sent by facsimile or delivered, if sent by facsimile or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

17.

AUTHORITY TO ACT ON BEHALF OF UNDERWRITERS

17.1

The Trust and Harvest Operations shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by each of the Co-Lead Underwriters which shall represent the Underwriters and which has the authority to bind the Underwriters, except in respect of a notice of termination or a waiver or extension given pursuant to section 10 or 11, which may be given by any Underwriter with respect to itself, an agreement of settlement given under section 12, which may be given only by the Underwriter affected thereby, or a notice or election by an Underwriter pursuant to section 13.1, which may be given only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Trust or Harvest Operations shall constitute their respective authority for accepting notification of any such matters from CIBC World Markets Inc.

18.

STABILIZATION

18.1

In connection with the distribution of the Offered Units, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels above those which might otherwise prevail in the open market, in compliance with Canadian Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

19.	U.S. OFFERS

19.1

(a)

The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust and Harvest Operations, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b)

The Trust makes the representations, warranties and covenants applicable to it in Schedule "A" hereto.

20.

MISCELLANEOUS

20.1

The representations and warranties contained in this agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units.

20.2

Time shall be of the essence of this agreement.

20.3

This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

20.4

If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

20.5

This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

20.6

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

20.7

It is understood that the terms and conditions of this agreement shall supersede any written agreement between the Underwriters and the Trust and Harvest Operations in respect of the offer and sale of the Offered Units.

20.8

Each of the Trust and Harvest Operations acknowledges and agrees that each of the Underwriters is acting solely in the capacity of an arm's length contractual counterparty to the Trust with respect to the offering of Offered Units contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor, agent or fiduciary to the Trust and Harvest Operations or any other person. Additionally, the Underwriters are not advising the Trust and Harvest Operations or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Trust and Harvest Operations have consulted with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Trust and Harvest Operations or any other person with respect thereto other than in respect of its express contractual obligations under this agreement. Any review by the Underwriters of the Trust and Harvest Operations, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Trust and Harvest Operations.

20.9

In addition to entering into this agreement in its own capacity, the parties hereto acknowledge that Harvest Operations is also entering into this agreement in its capacity as administrator of the Trust and in such capacity the obligations of the Trust hereunder shall be binding upon Harvest Operations as administrator of the Trust only in such capacity, provided that any recourse against Harvest Operations or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest Operations in its capacity as administrator of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the fourth amended and restated trust indenture dated as of January 1, 2008, as amended or amended and restated from time to time.

[intentionally left blank]

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Trust of the Offered Units on the terms set out herein.

Yours truly,

CIBC WORLD MARKETS INC.		RBC DOMINION SECURITIES INC.

By:	"Arthur Korpach "	By:	"Michael Klym"

SCOTIA CAPITAL INC.		TD SECURITIES INC.

By:	"Craig Langpap"	By:	"Alec W.G. Clark"

NATIONAL BANK FINANCIAL INC.		HSBC SECURITIES (CANADA) INC.

By:	"See Hon Tung"	By:	"Rod A. McIsaac"

CANACCORD CAPITAL CORPORATION		DUNDEE SECURITIES CORPORATION

By:	"Karl B. Staddon"	By:	"Ali A. Bhojani"

RAYMOND JAMES LTD.

By:	"Edward J. Bereznicki"

Accepted as of the 12th day of May, 2009.

HARVEST ENERGY TRUST, by its		HARVEST OPERATIONS CORP.
administrator, HARVEST OPERATIONS CORP.

By:	"Robert Fotheringham"	By:	"Robert Fotheringham"
	Name: Robert Fotheringham		Name: Robert Fotheringham
	Title: Chief Financial Officer		Title: Chief Financial Officer

SCHEDULE "A"

TERMS AND CONDITIONS FOR

UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Harvest Energy, Harvest Operations Corp., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Raymond James Ltd. made as of May 12, 2009.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

"Distribution Compliance Period" means "distribution compliance period" as defined in Regulation S;

"Distributor" means "distributor" as defined in Regulation S;

"Institutional Accredited Investors" means institutional "accredited investors" as such term is defined in Rule 501(a)(1), (2), (3) or (7) of the U.S. Securities Act;

"Offering Restrictions" means "offering restrictions" as defined in Regulation S;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a U.S. person as that term is defined in Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which the Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Units.

Each Underwriter represents and agrees to and with the Trust that:

1.

It acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except: (a) in an offshore transaction in accordance with Rule 903 of Regulation S as applicable to Category 2 securities (as such term is defined in Regulation S); or (b) in the United States or to U.S. Persons in accordance with a private placement exemption from registration as provided in paragraphs 3 through 8 below. Accordingly, with respect to the Offered Units offered and sold pursuant to Regulation S: (i) neither the Underwriters, nor any of their affiliates, nor any person acting on their behalf has made or will make any Directed Selling Efforts with respect to the Offered Units; (ii) Offering Restrictions have been implemented with respect to the Offered Units; (iii) offers and sales, if made prior to the expiration of the forty (40) day Distribution Compliance Period, will not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than a Distributor), and (iv) the Underwriters and their affiliates, and any person acting on their behalf selling Offered Units to a Distributor, a dealer (as defined in Section 2(a)(12) of the U.S. Exchange Act) or a person receiving a selling concession, fee or other remuneration in respect of the Offered Units sold, prior to the expiration of the forty (40) day Distribution Compliance Period, will send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a Distributor

2.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except (a) with its affiliates or (b) otherwise with the prior written consent of the Trust. It shall require each of its U.S. broker-dealer affiliates to agree, for the benefit of the Trust to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate.

3.

All offers and sales of Offered Units in the United States shall be made through the U.S. registered broker-dealer affiliate of the applicable underwriter in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a duly registered broker-dealer with the SEC, and is a member in good standing with the Financial Industry Regulatory Authority.

4.

Offers and sales of Offered Units in the United States by the Underwriters or their U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Offers to sell and solicitations of offers to buy the Offered Units shall only be made to a limited number of persons / entities that the Underwriter or its U.S. Affiliate has reasonable grounds to believe and does believe are Institutional Accredited Investors in compliance with applicable state securities laws of the United States.

6.

All purchasers of the Offered Units in the United States shall be informed by an Underwriter or its U.S. registered broker-dealer affiliate that the Offered Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act.

7.

Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the "U.S. Memorandum") including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Units the U.S. Memorandum including the Prospectus.

8.

The U.S. Memorandum shall set forth that each U.S. Purchaser will be required to sign and deliver a purchaser letter substantially in the form of Exhibit A hereto in which it will make certain representations and warranties and agree to certain restrictions on the transfer of the Offered Units.

9.

At closing, the Underwriters, together with their U.S. affiliates selling Offered Units in the United States, will provide a certificate, substantially in the form of Exhibit C to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States.

10.

Prior to the Closing Date, the Underwriters, together with their U.S. affiliates selling Offered Units in the United States, will provide the Trust with a list of all purchasers of the Offered Units that are in the United States. Prior to the Closing Time, it will provide the Trust with copies of all U.S. Purchasers Letters for acceptance by the Trust.

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

11.	(a)

The Trust is a "foreign issuer" within the meaning of Regulation S and confirms that there is Substantial U.S. Market Interest in the Offered Units and that the Offered Units are Category 2 Securities as such term is defined in Regulation S; (b) the Trust is not now and as a result of the sale of Offered Units contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended, and the rules adopted by the SEC thereunder; (c) none of the Trust, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Units in the United States or any security convertible or exchangeable into the Offered Units in the United States within the six month period prior to the date of this agreement; and (d) the Trust, its affiliates or any person acting on its or their behalf (other than the Underwriters, their U.S. affiliates as to whom the Trust makes no representation) have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S.

(b)	the Trust will notify Valiant Trust Company as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

(c)

for so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall timely file all required reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act.

Exhibit A

FORM OF U.S. PURCHASER'S LETTER

Purchaser's Letter
______________, 2009

TO: Harvest Energy Trust

AND TO:
CIBC World Markets Inc.
RBC Dominion Securities Inc.
Scotia Capital Inc.
TD Securities Inc.
National Bank Financial Inc.
HSBC (Canada) Inc.
Canaccord Capital Corporation
Dundee Securities Corporation
Raymond James Ltd.
and their respective U.S. registered broker-dealer affiliates, as applicable

Re: Purchase of Trust Units of Harvest Energy Trust

Ladies and Gentlemen:

In connection with its agreement to purchase trust units (the "Trust Units") of Harvest Energy Trust (the "Trust"), the undersigned represents, warrants and covenants to you as follows:

(1)	it is authorized to consummate the purchase of the Trust Units;

(2)

it understands and acknowledges that the Trust Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and that the offer and sale of the Trust Units is being made to institutional accredited investors (as such term is defined in Annex A hereto, "Institutional Accredited Investors") in reliance on a private placement exemption from registration under the U.S. Securities Act;

(3)

it is an Institutional Accredited Investor and is acquiring the Trust Units for its own account or for the account of an Institutional Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Trust Units in violation of United States securities laws or applicable state securities laws;

(4)

it has received a copy, for its information only, of the preliminary U.S. private placement memorandum, incorporating the Canadian preliminary short form prospectus dated May 15, 2009 (the "Preliminary U.S. Private Placement Memorandum") and the final U.S. private placement memorandum, incorporating the Canadian final short form prospectus (the "Final U.S. Private Placement Memorandum"), relating to the offering in the United States and to U.S. persons (as defined in Rule 902 of Regulation S under the U.S. Securities Act) of the Trust Units and it has had access to such additional information, if any, concerning the Trust as it has considered necessary in connection with its investment decision to acquire the Trust Units and it acknowledges that no representation or warranty is made by the Underwriters or the U.S. affiliates of the Underwriters as to the accuracy or completeness of such materials;

(5)

it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Trust Units and is able to bear the economic risks of such investment;

(6)

it acknowledges that it has not purchased the Trust Units as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(7)

it understands that the Trust Units are "restricted securities" as defined in Rule 144 under the U.S. Securities Act and agrees that if it shall decide to offer, resell, pledge or otherwise transfer such Offered Units, the same may be offered, resold, pledged or otherwise transferred only: (A) to the Trust, (B) to an Institutional Accredited Investor, provided, that a purchaser letter containing representations, warranties and agreements substantially similar to those in this letter, and satisfactory to the Trust, is executed by the purchaser and delivered to the Trust prior to the sale, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) pursuant to another exemption from, or in a transaction that does not require registration under, the U.S. Securities Act or any applicable United States state securities laws, and in the case of subparagraph (D) or (E), it has furnished to the Trust an opinion of counsel of recognized standing reasonably satisfactory to the Trust to that effect;

(8)

it understands and acknowledges that upon the sale thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Trust Units, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF HARVEST ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO HARVEST ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT DELIVERS A PURCHASER LETTER CONTAINING REPRESENTATIONS, WARRANTIES AND AGREEMENTS SATISFACTORY TO THE TRUST IS EXECUTED BY THE PURCHASER AND DELIVERED TO THE TRUST PRIOR TO THE SALE, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION OR IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT, AND IN THE

CASE OF (D) AND (E) AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO HARVEST ENERGY TRUST. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

IF THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN HARVEST ENERGY TRUST IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND HARVEST ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that, if the Trust Units are being sold under clause 7(C) above and the Trust is a "foreign issuer" as defined in Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to Valiant Trust Company, as registrar and transfer agent, substantially in the form of Annex B hereto (or as the Trust may prescribe from time to time) and, if requested by the transfer agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that such legend is no longer required under applicable requirements of the U.S. Securities Act; and provided further, that, if any such Trust Units are being sold under clause 7(D) or (E) above, the legend may be removed by delivery to Valiant Trust Company, as registrar and transfer agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act;

(9)

it understands and acknowledges that the Trust (i) is under no obligation to be or to remain a "foreign issuer", (ii) may not, at the time it sells the Trust Units, or at any other time, be a "foreign issuer", and (iii) may engage in one or more transactions which could cause the Trust not to be a "foreign issuer." If the Trust is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate may continue to bear the legend contained under clause 8 above.

(10)

it consents to the Trust making a notation on its records or giving instructions to any transfer agent of the Trust Units in order to implement the restrictions on transfer set forth and described herein; and

(11)

if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Trust in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Trust Units.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility, or (if applicable) the eligibility of others on whose behalf it is contracting, to purchase the Trust Units. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Trust Units and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Trust Units.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Name:______________________________________________________________________________

Address:____________________________________________________________________________

Dated:______________________________________________________________________________

By:_____________________________
Name:
Title:

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(a)

Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 of Regulation D under the U.S. Securities Act);

(b)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(c)

Any organization described in Section 501(c)(3) of the Internal Revenue Code, Company, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the shares offered, with total assets in excess of US$5,000,000; or

(d)

Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the shares offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

SELLER'S CERTIFICATE FOR REMOVAL OF LEGEND

TO: VALIANT TRUST COMPANY, as registrar, transfer agent and trustee for the Trust Units of Harvest Energy Trust

This Certificate relates to the offer and sale of trust units (the "Trust Units") of Harvest Energy Trust (the "Trust") made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The undersigned certifies that:

1.	check the appropriate box:

☐ the undersigned is not (i) a distributor (as that term is defined in Rule 902 of Regulation S under the Securities Act), (ii) an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Trust, (iii) an affiliate of a distributor, or (iv) acting on behalf of any of the foregoing, or

☐ (A) the undersigned is an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Trust solely by virtue of being an officer or director of the Trust, and no selling concession, fee or other remuneration was paid in connection with the offer or sale of the Trust Units other than a usual and customary broker's commission that would be received by a person executing such transaction as agent and (B) the undersigned is neither (i) a distributor, (ii) an affiliate of a distributor, nor (iii) acting on behalf of any of the foregoing,

2.

the offer of such Trust Units was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market, and neither the undersigned nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States,

3.

neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts (as that term is defined in Regulation S under the Securities Act) in the United States in connection with the offer and sale of the Trust Units,

4.

the sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act,

5.

the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the Trust Units are "restricted securities" (as such term is defined in Rule 144(a)(3) under the Securities Act),

6.	the undersigned does not intend to replace the Trust Units sold in reliance on Rule 904 of Regulation S with fungible unrestricted shares, and

7.

one or more of the following is true: (i) the offer and sale of the Trust Units were made after the date that was 40 days after the closing of the private placement pursuant to which the Trust Units were initially issued; (ii) the undersigned is not a dealer, as defined in Section 2(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, or a person receiving a selling concession, fee or other remuneration in respect of the Trust Units; or (iii) the undersigned has complied with the requirements of Rule 904(b)(1) of Regulation S under the U.S. Securities Act.

Except as set forth herein, terms used herein have the meanings given to them by Regulation S under the Securities Act.

The undersigned understands that this Certificate will be relied upon in determining that (i) the sale is exempt from the registration requirements of the Securities Act and (ii) upon the sale, the United States restrictive legend on each of the unit certificates evidencing that portion of the Trust Units sold in such sale may be removed.

Dated:__________________________________	_____________________________________ Name of Seller By:___________________________________ Name: Title: